UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2026
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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Forge, 43 Church Street West
Woking, GU21 6HT
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐

Co-Investment and Share Option Matching Sub Plan

Effective as of May 5, 2026 (the “Effective Date”), Nomad Foods Limited (the “Company”) implemented a Co-Investment and Share Option Matching Sub Plan (the “Matching Plan”), under its 2025 Equity Incentive Plan (the “EIP”). The purpose of the Matching Plan is to provide an incentive to certain members of the Company’s board of directors and senior leadership team to maintain and/or increase their existing ownership of ordinary shares of the Company through the investment of their own capital and receive a grant of options to purchase additional ordinary shares, the value of which is directly linked to the Company’s ordinary share price performance (“Options”). The program is designed to attract and retain top-tier leadership talent while ensuring that their interests are aligned with the Company’s shareholders.

The initial participants in the Matching Plan include the Company’s Chief Executive Officer, Chief Financial Officer, each of the Co-Chairmen and certain other members of senior management (the “Designated Persons”). Each Designated Person has been granted an Option to purchase the maximum number of ordinary shares set forth in the table below, with the maximum number of ordinary shares subject to such Option based on the requirement that such Designated Person purchases and holds a specified number of ordinary shares (“Share Purchase Target”) during the purchase period beginning one year before, and ending 13 months after, the Effective Date (the “Purchase Period”). A maximum of up to 1,500,000 Options is expected to be allocated to certain other members of senior management based on the Share Price Target and Share Price Hurdles set forth in the table below (the “Share Price Hurdles”). If any Designated Person purchases less than the Share Purchase Target, the number of ordinary shares subject to the Designated Person’s Option will be reduced on a pro rata basis.

Each Option granted under the Matching Plan will have a five year term, will vest based upon the achievement of the Share Price Hurdles and the vested portion of which will be exercisable between the third anniversary and the fifth anniversary of the Grant Date (the “Exercise Period”). Any exercise of the Options under the Matching Plan for Designated Persons who are employees will be accomplished through a net settlement procedure, such that upon exercise, the Company issues shares net of the exercise price and any related withholding taxes. For those Designated Persons who are not employees, upon exercise of their Options, they will receive the gross number of shares and be responsible for paying their own taxes.

Participants and Share Price Hurdles

Designated Person	Share Purchase Target	Maximum Number of Option Shares Issuable Under the Applicable Award Agreement	Share Price Hurdle(s)	Percentage of Option Shares Exercisable	Maximum Number of Option Shares Exercisable
Dominic Brisby	500,000	5,000,000	Less than $16.00	0	0
			At least $16.00 but less than $17.50	20%	1,000,000
			At least $17.50 but less than $20.00	50%	2,500,000
			At least $20.00 but less than $22.50	75%	3,750,000
			At least $22.50 but less than $25.00	87.5%	4,375,000
			$25.00 or more	100%	5,000,000
Ruben Baldew	185,000	1,850,000	Less than $16.00	0	0
			At least $16.00 but less than $17.50	20%	370,000
			At least $17.50 but less than $20.00	50%	925,000
			At least $20.00 but less than $22.50	75%	1,387,500
			At least $22.50 but less than $25.00	87.5%	1,618,750
			$25.00 or more	100%	1,850,000
Sir Martin E. Franklin	500,000	1,000,000	Less than $20.00	0	0
			$20.00 or more	100%	1,000,000
Noam Gottesman	500,000	1,000,000	Less than $20.00	0	0
			$20.00 or more	100%	1,000,000
Additional Designated Persons	Aggregate of 300,000	Aggregate of 1,500,000	Less than $16.00	0	0
			At least $16.00 but less than $17.50	20%	600,000
			$17.50 or more	100%	1,500,000

The initial Options under the Matching Plan were granted on May 7, 2026 (the “Grant Date”) with an exercise price equal to the closing share price on that day (and assuming satisfaction of the Share Purchase Target during the Purchase Period). As stated above, the number of shares available to be purchased under the Option (i.e., that will vest) will depend on the achievement of the Share Price Hurdles which will be calculated based on a 20 day VWAP during the term of the Option. If at any time during the term of the Option, the 20 day VWAP reaches a Share Price Hurdle, the target will be considered achieved for that Share Price Hurdle and, as a result, the percentage of shares subject to the Option will vest at that time (as set forth in more detail in the table above). If, at a later date, a higher further Share Price Hurdle is achieved, that will be considered the achievement and, as a result, that percentage of shares subject to the Option will vest at that time. Although no Option will be exercisable prior to the third anniversary of the Grant Date, the vesting price target can be achieved before this date. Once the third anniversary has passed, and provided that the Designated Person has remained in Continuous Service until that point (except in limited circumstances), each Designated Person can then exercise the vested portion of their Option at any time during the Exercise Period, and they can also choose to exercise twice in the two-year period, 50% each time.

The individual award agreements governing the Options (the “Option Agreements”) contain customary termination, lock-up and clawback provisions usually included in agreements of this nature. The Option Agreements also contain an accelerated vesting on the date of any Change of Control of the Company subject to the achievement of any Share Price Hurdle at that time.

This Report on Form 6-K is hereby incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), (iii) Form S-8 filed with the Commission on June 16, 2025 (File No. 333-288081) and (iv) Form F-3ASR filed with the Commission on March 5, 2026, which was automatically effective upon filing with the Commission (File No. 333-294059).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Dominic Brisby
Name:	Dominic Brisby
Title:	Chief Executive Officer
Dated: May 8, 2026